[Reference Translation]

May 10, 2017

To Whom It May Concern:

Company Name: TOYOTA MOTOR CORPORATION

Name and Title of Representative:

            Akio Toyoda, President

            (Code Number: 7203

            Securities exchanges throughout Japan)

Name and Title of Contact Person:

            Kenta Kon, General Manager,

            Accounting Division

            (Telephone Number: 0565-28-2121)

Notice Concerning the Determination of Matters Relating to

the Repurchase of Shares of Common Stock

(Repurchase of Shares under Articles of Incorporation pursuant to Article 165, Paragraph 2 of the Companies Act of Japan)

We hereby inform you that Toyota Motor Corporation (“TMC”) resolved at a meeting of the board of directors held on May 10, 2017 to repurchase shares of its common stock pursuant to Article 156 of the Companies Act of Japan (the “Companies Act”) as applied pursuant to Article 165, Paragraph 3 of the Companies Act.

1.	Reason for repurchasing shares

To return capital to shareholders in addition to promoting capital efficiency and agile capital policy in view of the business environment

2.	Details of matters relating to repurchase

(1)	Class of shares to be repurchased	Common shares of TMC

(2)	Total number of shares to be repurchased	50 million shares (maximum)
(Represents 1.65% of the total number of issued shares (excluding treasury stock)) * The total number of issued shares includes class shares other than common shares. The same shall apply hereinafter.

(3)	Total purchase price for repurchase of shares	250 billion JPY (maximum)

(4)	Method of repurchase	Purchase in the market through a trust bank

(5)	Period of repurchase	From May 17, 2017 to August 31, 2017

(References) Number of treasury stock as of March 31, 2017

• Total number of issued shares (excluding treasury stock):	3,021,822,856 shares

• Number of treasury stock:	288,274,636 shares